Exhibit 12

Heritage Oaks Bancorp

Computation of Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges inclusive and exclusive of preferred stock dividends, as well as any applicable deficiency of earnings are determined using the following applicable factors:

Earnings available for fixed charges are calculated first by determining the sum of: (a) income (loss) from continuing operations before income taxes, and (b) fixed charges as defined below.

Fixed charges are calculated as the sum of (a) interest costs on deposit relationships, (b) interest costs on borrowings including amortization of discount or premium relating to any indebtedness, (c) that portion of rental expense that is representative of the interest factor and (d) the amount of pre-tax earnings required to cover preferred security.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the dividends paid on our Series A Preferred Stock.

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2014	2013	2012	2011	2010	2009	2008	2007
Ratio of earnings/(deficiency) to fixed charges
Including dividends on preferred stock	(1.4)	4.3	2.7	2.1	(1.0)	(0.2)	1.2	1.7
Excluding dividends on preferred stock	(1.4)	5.6	3.9	2.7	(1.2)	(0.2)	1.2	1.7

	For the Three Months Ended March 31,	For the Years Ended December 31,
	2014	2013	2012	2011	2010	2009	2008	2007
Income/(loss) before taxes (1)	$(2,837)	$17,838	$11,239	$9,553	$(19,320)	$(12,874)	$2,143	$11,204
Fixed charges:
Interest expense on deposits	$815	$2,860	$2,988	$4,482	$7,448	$8,884	$9,703	$11,871
Interest expense on long-term debt and other borrowings	336	1,007	830	541	599	1,165	2,861	2,880
Estimated interest component of rent expense, net	25	36	91	547	558	582	602	393
Dividends on preferred stock (2)	—	1,106	1,709	1,547	1,861	1,070	—	—

Total fixed charges, including dividends on preferred stock	$1,176	$5,009	$5,618	$7,117	$10,466	$11,701	$13,166	$15,144
Total fixed charges, excluding divdends on preferred stock	$1,176	$3,903	$3,909	$5,570	$8,605	$10,631	$13,166	$15,144

(1)                   Income/(loss) before taxes is derived from our consolidated statements of operations, included in our financial statements.

(2)                   The preferred stock dividend amounts represent pre-tax earnings required to cover the dividends on preferred stock based on an assumed 36% effective tax rate.

Note: Due to the pretax losses in 2010 and 2009 attributable to elevated levels of loan loss provisioning, earnings were inadequate to cover total fixed charges and preferred stock dividends for those two years. Due to the impact of one-time charges from the acquisition of Mission Community Bancorp in the first quarter of 2014, earnings were inadequate to cover the fixed charges.